June 7, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Robert R. Falconi
President and Chief Operating Officer
748 Miller Drive, S.E.
Leesburg, Virginia 20175

Re:	Precision Auto Care, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
Form 10-Q for the quarter ended September 30, 2004, December 31,
2004
and March 31, 2005
	Commission file #: 000-29478

Dear Mr. Falconi:

We have reviewed your May 12, 2005 response letter and have the following comments. Please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended June 30, 2004

Note 7.  Debt Restructuring

We note from your response to comment 2 that you will revise your financial statements to reflect the gain on the transaction as an equity transaction. Please file your amended Form 10-KSB for our review as soon as possible. Additionally, as requested in our prior comment, please clarify how the $10.36/share "fair value" per share for the 500,000 shares of redeemable preferred stock was calculated or determined as part of the negotiation to restructure the debt. We may have further comment upon receipt of your response.



Form 10-Q for the period ended December 31, 2004

Note 3. Master License Agreement

We note your revised disclosure language in response to comment 4, however it is unclear how certain of the amounts were determined. Please tell us and revise your disclosure to explain why only $130,000 of revenue was recognized through December 31, 2004 when $150,000 was paid by August 31, 2004 and explain when the $20,000 deferred revenue will be recognized. Additionally, please clarify the purpose of the two additional payments of $50,000 and indicate when they are expected to be received.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Lamoureux at 202-551-3301 or me at 202-551-
3813 if you have questions.
								Sincerely,



								Linda Cvrkel
								Branch Chief
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Precision Auto Care, Inc.
June 7, 2005
Page 1